Exhibit 3.1

SECOND AMENDMENT TO

THE

AMENDED AND RESTATED BY-LAWS

OF

KEURIG GREEN MOUNTAIN, INC.

(A Delaware corporation)

(As adopted by the Board of Directors of
Keurig Green Mountain, Inc. (the “Company”) on December 4, 2015)

This Second Amendment to the Amended and Restated By-Laws of Keurig Green Mountain, Inc. (the “By-Laws”) hereby amends the By-Laws in the following respects:

1.              The following new Article IX is hereby added:

“ARTICLE IX

Forum for Certain Actions

SECTION 1.  Forum.  Unless a majority of the Board of Directors, acting on behalf of the Corporation, consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, another state court located within the State of Delaware or, if no court located within the State of Delaware has jurisdiction, the federal district court for the District of Delaware) shall be the sole and exclusive forum for (a) any derivative action or proceeding brought on behalf of the Corporation, (b) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the Corporation to the Corporation or the Corporation’s stockholders, (c) any action asserting a claim against the Corporation or any of its directors, officers or other employees arising pursuant to any provision of the General Corporation Law of the State of Delaware, the Corporation’s Certificate of Incorporation or these By-Laws (in each case, as may be amended from time to time) or (d) any action asserting a claim against the Corporation or any of its directors, officers or other employees governed by the internal affairs doctrine of the State of Delaware, in all cases subject to the court’s having personal jurisdiction over all indispensible parties named as defendants.

SECTION 2.  Personal Jurisdiction. If any action the subject matter of which is within the scope of the immediately preceding sentence is filed in a court other than a court located within the State of Delaware (a “Foreign Action”) in the name of any stockholder, such stockholder shall be deemed to have consented to (a) the personal jurisdiction of the state and federal courts located within the State of Delaware in connection with any action brought in any such court to enforce the immediately preceding sentence (an “Enforcement Action”) and (b) having service of process made upon such stockholder in any such Enforcement Action by service upon such stockholder’s counsel in the Foreign Action as agent for such stockholder.

SECTION 3.  Enforceability.  If any provision of this Article IX shall be held to be invalid, illegal or unenforceable as applied to any person, entity or circumstance for any reason whatsoever, then, to the fullest extent permitted by law, the validity, legality and enforceability of such provision in any other circumstance and of the remaining provisions of this Article IX, and the application of such provision to other persons or entities and circumstances shall not in any way be affected or impaired thereby.”

2.              The By-Laws, as amended hereby, shall continue in full force and effect, strictly in accordance with their terms and are in all respects ratified and confirmed.

The undersigned certifies that this Second Amendment to the Amended and Restated By-Laws of Keurig Green Mountain, Inc. has been adopted by the Board of Directors of the Company as of the date first set forth above.

By:	/s/ Michael J. Degnan
Michael J. Degnan
Chief Legal Officer, Corporate General Counsel, and Corporate Secretary